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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release

Cryopak Industries Announces

Private Placement and European Joint Venture

VANCOUVER, BC, March 7, 2002 – The Company announces that it has arranged a private placement of common shares for gross proceeds of a minimum of CDN $4,500,000 to a maximum CDN $6,000,000. This financing has been arranged by SFF Financial Services SA (“SFF”), a financial intermediary located in Nyon, Switzerland. The placement will be at a price of CDN $0.80 per share. The investors will also receive warrants equal to 40% of the number of shares.  Each warrant will be exercisable for two years after closing at a price of $1.25 in order to acquire one common share. This placement will be subject to regulatory approval.

Approximately $1,000,000 of the net proceeds of this private placement will be used for working capital purposes.  The balance is intended to allow the Company to expand its operations in North America by establishing or acquiring a manufacturing facility on the East Coast.  The Company is currently involved in discussions with a number of potential acquisition targets.

The Company expects to pay finder’s fees and commissions in accordance with the policies of the Canadian Venture Exchange, including warrants equaling 10% of the number of shares placed.  These warrants will have the same terms as set out above.

The Company also announces that it has concurrently reached an agreement in principle to enter into a 50/50 joint venture with SFF, in order to introduce, market and distribute the Company’s products in the European market.  John Morgan, President and CEO of Cryopak comments “SFF is particularly well placed because of its connections, to introduce Cryopak into the appropriate pharmaceutical and packaging circles in Europe”. Further details will be announced upon a definitive agreement being signed.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company’s website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and CDNX: CII).

ON BEHALF OF THE BOARD OF DIRECTORS

”Douglas R. Reid”

Douglas R. Reid, CFO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail: info@cryopak.com or jpollack@adelphia.net.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

March 7, 2002

Item 3.

Press Release

March 7, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company has arranged a private placement for gross proceeds of CAD $4.5 - 6 million. This financing has been arranged by SFF Financial Services SA of Nyon, Switzerland with whom the Company has reached an agreement to enter into a 50/50 joint venture. The placement will be at a price of CAD $0.80 per common share and warrants equal to 40% of the number of shares.  Each warrant will be exercisable for two years after closing at a price of $1.25 in order to acquire one common share.

Item 5.

Full Description of Material Change

The Company has arranged a private placement of common shares for gross proceeds of a minimum of CDN $4,500,000 to a maximum CDN $6,000,000.  This financing has been arranged by SFF Financial Services SA (“SFF”), a financial intermediary located in Nyon, Switzerland. The placement will be at a price of CDN $0.80 per common share. The investors will also receive warrants equal to 40% of the number of shares.  Each warrant will be exercisable for two years after closing at a price of $1.25 in order to acquire one common share. This placement will be subject to regulatory approval.

Approximately $1,000,000 of the net proceeds of this private placement will be used for working capital purposes.  The balance is intended to allow the Company to expand its operations in North America by establishing or acquiring a manufacturing facility on the East Coast.  The Company is currently involved in discussions with a number of potential acquisition targets.

The Company expects to pay finder’s fees and commissions in accordance with the policies of the Canadian Venture Exchange, including warrants equaling 10% of the number of shares placed.  These warrants will have the same terms as set out above.

The Company also announces that it has concurrently reached an agreement in principle to enter into a 50/50 joint venture with SFF, in order to introduce, market and distribute the Company’s products in the European market.  John Morgan, President and CEO of Cryopak comments “SFF is particularly well placed because of its connections, to introduce Cryopak into the appropriate pharmaceutical and packaging circles in Europe”.  Further details will be announced upon a definitive agreement being signed.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 7th day of March, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

NOTICE OF CHANGE OF AUDITORS

for

Cryopak Industries Inc.

(the “Company”)

This notice made pursuant to National Policy 31 hereby states that, effective March 25, 2002, the Company has asked Dale Matheson Carr-Hilton, Chartered Accountants to resign as auditors of the Company.

The Company is not aware of any reportable disagreements with its former Auditors.

The former Auditor’s Report on the Annual Financial Statements of the Company for the year ended March 31, 2001 have not been qualified nor has there been any adverse opinion or denial by the Auditors.

The Company has appointed KPMG LLP, Chartered Accountants as the new auditor of the Company.

This change of Auditors has been approved by the Company’s Audit Committee and Board of Directors.

DATED at Vancouver, British Columbia, this 25th day of March, 2002.

BY ORDER OF THE BOARD:

“Douglas R Reid”, Director

DALE MATHESON CARR-HILTON

#1700 – 1140 W. Pender St.

Vancouver, BC  V6E 4G1

Tel:  604-687-4747

April 20, 2002

Cryopak Industries Inc.

1053 Derwent Way

Annacis Island

Delta, BC, V3M 5R4

and

British Columbia Securities Commission

P.O. Box 10142 – Pacific Centre

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Dear Sirs:

TERMINATION OF DALE MATHESON CARR-HILTON, CHARTERED ACCOUNTANTS AS AUDITORS FOR CRYOPAK INDUSTRIES INC. (THE “COMPANY”)

In accordance with National Policy 31, we have reviewed the Company’s Notice of Change of Auditor dated March 25, 2002 and advise that, based on our knowledge at this time, we do not disagree with the information contained in such Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from KPMG will be provided to the Company’s registered shareholders.

Yours very truly,

“Dale Matheson Carr-Hilton”

DALE MATHESON CARR-HILTON

CHARTERED ACCOUNTANTS

KPMG LLP

Chartered Accountants

Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1 K3

Canada

Telephone  (604)  691-3000

Telefax  (604)  691-3031

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Department of Justice, Newfoundland

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Commission des valeurs mobilieres du Quebec

Saskatchewan Securities Commission

The Toronto Stock Exchange

Dear Sirs/Mesdames:

Cryopak Industries Inc.

We have read the Notice of Change of Auditor dated March 25, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly,

“KPMG “

Chartered Accountants

Vancouver, Canada

March 25, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.